Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.

COMPUTATION OF PER SHARE EARNINGS

FOR THE NINE MONTHS ENDED SEPTEMBER 30

	2011	2010
A Net income as reported, IFRS ($ millions)	2,398	1,267
B Items adjusting net income ($ millions)	38	(5)
C Net income, US GAAP ($ millions)	2,436	1,262
D Weighted average number of shares outstanding	855,024,000	889,475,000
E Net additional shares issuable for diluted earnings per share calculation (IFRS)	21,820,000	24,973,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	21,600,000	24,934,000

IFRS
Basic earnings per share (A/D)(1)	2.80	1.43
Diluted earnings per share (A/(D+E))(1)	2.73	1.39

UNITED STATES GAAP
Basic earnings per share (C/D)	2.85	1.42
Diluted earnings per share (C/(D+F))	2.78	1.38

(1)	Net income per share calculations are based on dollar and share amounts each rounded to the nearest thousand